FULLER TUBB
                    A PROFESSIONAL LIMITED LIABILITY COMPANY
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102
G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
MICHAEL A. BICKFORD
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OF COUNSEL:                                               THOMAS J. KENAN E-MAIL
THOMAS J. KENAN                                                kenan@ftpslaw.com
DAN M. PETERS

                                  March 13, 2007


Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC   20549-3561

ATTENTION RAJ RAJAN

                      Re:  Superior Oil & Gas Co.
                           Form 10-KSB for fiscal year ended December 31, 2005 Form 10-QSB for quarterly period ended March 31, 2006 Form 10-QSB for quarterly period ended June 30, 2006 File No. 000-50173

Dear Ms Jenkins:

As counsel to Superior Oil and Gas Co., I enclose Amendment No. 2 to its Form 10-KSB for the fiscal year ended December 31, 2005, to its Form 10-QSB for the quarterly period ended March 31, 2006, to its Form 10-QSB for the quarterly period ended June 30, 2006, and Amendment No. 1 to its Form 10-QSB for the quarterly period ended September 30, 2006 in accordance with the instructions in your letter dated February 1, 2007. The following responses are made to your comments. The responses are keyed to your comments.

We are providing by FedEx, as courtesy copies, three redlined copies as well as three plain copies of the filed version of the amendment.



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Tia Jenkins                            2                          March 13, 2007

Form 10-KSB/A for the fiscal year ended December 31, 2005 filed October 20, 2006

Note 5 - Common stock transactions, page 14

1. We have revised all of the transactions for the Company for which share-based compensation was awarded for the past two years. Based on our review, we have concluded that the values of goods and services reported on the financial statements represent the fair market value of the goods and services received. Paragraph 7 of SFAS 123(R) states "If the fair value of goods or services received in a share-based payment transaction with non-employees is more reliably measurement than fair value of the equity instruments issued, the fair value of goods or services received shall be used to measure the transaction." We have revised Note 5 of the applicable financial statements to state as follows: "In accordance with SFAS 123(R), the value of the stock issued for share-based payment of goods and services is recorded on the books of the Company based on the value of the goods and services received. The value of the services received was based upon invoices received from the recipients of the shares followed by negotiations with each recipient regarding how many shares would be a fair exchange for the value of the services described in the invoices. Each recipient had his own view of the fair value of the Company's common stock, which traded in a thin market."

Form 10-QSB/A for the quarterly period ended 03-31-06 filed October 20, 2006

Item 3 - Controls and Procedures, page 17

2. We have revised the disclosure that appears under this heading to more accurately reflect the compliance of the Company's management with the requirements of Release No. 33-8238. We will provide the appropriate representations in future filings.

Form 10-QSB/A for the six months ended June 30, 2006 filed October 20, 2006

Statement of Cash Flows, page 6

3. We are substituting a new Statement of Cash Flows for Form 10-QSB June 30, 2006 and for September 30, 2006.

Please contact the undersigned regarding any questions concerning the above. If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

Tia Jenkins                            3                          March 13, 2007

                                                     Sincerely,


                                                     /s/ Thomas J. Kenan

                                                     Thomas J. Kenan
                                                     e-mail: kenan@ftpslaw.com

Enclosures

Copy:    Daniel H. Lloyd (w/enclosures)
         Douglas A. Newman, C.P.A. (w/enclosures)
         Ron Robinson, C.P.A. (w/enclosures)